Exhibit 99.1

PDD Holdings Announces Second Quarter 2025 Unaudited Financial Results

DUBLIN and SHANGHAI, August 25, 2025 (GLOBE NEWSWIRE) – PDD Holdings Inc. (“PDD Holdings” or the “Company”) (NASDAQ: PDD), today announced its unaudited financial results for the second quarter ended June 30, 2025.

Second Quarter 2025 Highlights

•	Total revenues in the quarter were RMB103,984.8 million (US$[1]14,515.7 million), an increase of 7% from RMB97,059.5 million in the same quarter of 2024.

•	Operating profit in the quarter was RMB25,792.9 million (US$3,600.6 million), a decrease of 21% from RMB32,564.5 million in the same quarter of 2024. Non-GAAP[2] operating profit in the quarter was RMB27,747.8 million (US$3,873.4 million), a decrease of 21% from RMB34,987.3 million in the same quarter of 2024.

•	Net income attributable to ordinary shareholders in the quarter was RMB30,753.5 million (US$4,293.0 million), a decrease of 4% from RMB32,009.4 million in the same quarter of 2024. Non-GAAP net income attributable to ordinary shareholders in the quarter was RMB32,708.4 million (US$4,565.9 million), a decrease of 5% from RMB34,432.1 million in the same quarter of 2024.

“In the past quarter, we continued to invest in merchant support initiatives, and are encouraged by the progress made towards a healthier and more sustainable platform ecosystem,” said Mr. Lei Chen, Chairman and Co-Chief Executive Officer of PDD Holdings. “We remain steadfast in our commitment to supporting the vitality of the ecosystem, prioritizing long-term impact over short-term results.”

“In Q2, we invested significant resources in rolling out a comprehensive suite of merchant support measures,” said Mr. Jiazhen Zhao, Executive Director and Co-Chief Executive Officer of PDD Holdings. “We are excited about the opportunities ahead as we focus intensely on driving efficiencies for the merchants.”

“Revenues growth further moderated this quarter amid intense competition,” said Ms. Jun Liu, VP of Finance of PDD Holdings. "As we remain focused on long-term value creation, the sustained investments may continue to weigh on short-term profitability.”

1 This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB7.1636 to US$1.00, the noon buying rate in effect on June 30, 2025 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

2 The Company’s non-GAAP financial measures exclude share-based compensation expenses and fair value change of certain investments. See “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this press release.

Second Quarter 2025 Unaudited Financial Results

Total revenues were RMB103,984.8 million (US$14,515.7 million), an increase of 7% from RMB97,059.5 million in the same quarter of 2024. The increase was primarily due to the increase in revenues from online marketing services and transaction services.

•	Revenues from online marketing services and others were RMB55,703.2 million (US$7,775.9 million), an increase of 13% from RMB49,115.9 million in the same quarter of 2024.

•	Revenues from transaction services were RMB48,281.6 million (US$6,739.9 million), compared with RMB47,943.7 million in the same quarter of 2024.

Total costs of revenues were RMB45,858.9 million (US$6,401.7 million), an increase of 36% from RMB33,698.1 million in the same quarter of 2024. The increase mainly came from the increased fulfilment fees, bandwidth and server costs, and payment processing fees.

Total operating expenses were RMB32,333.0 million (US$4,513.5 million), an increase of 5% from RMB30,796.9 million in the same quarter of 2024. The increase was primarily due to the increase in sales and marketing expenses.

•	Sales and marketing expenses were RMB27,209.9 million (US$3,798.4 million), compared with RMB26,049.1 million in the same quarter of 2024.

•	General and administrative expenses were RMB1,531.8 million (US$213.8 million), compared with RMB1,838.6 million in the same quarter of 2024.

•	Research and development expenses were RMB3,591.3 million (US$501.3 million), compared with RMB2,909.2 million in the same quarter of 2024.

Operating profit in the quarter was RMB25,792.9 million (US$3,600.6 million), a decrease of 21% from RMB32,564.5 million in the same quarter of 2024. Non-GAAP operating profit in the quarter was RMB27,747.8 million (US$3,873.4 million), a decrease of 21% from RMB34,987.3 million in the same quarter of 2024.

Net income attributable to ordinary shareholders in the quarter was RMB30,753.5 million (US$4,293.0 million), a decrease of 4% from RMB32,009.4 million in the same quarter of 2024. Non-GAAP net income attributable to ordinary shareholders in the quarter was RMB32,708.4 million (US$4,565.9 million), a decrease of 5% from RMB34,432.1 million in the same quarter of 2024.

Basic earnings per ADS was RMB22.01 (US$3.07) and diluted earnings per ADS was RMB20.75 (US$2.90), compared with basic earnings per ADS of RMB23.14 and diluted earnings per ADS of RMB21.61 in the same quarter of 2024. Non-GAAP diluted earnings per ADS was RMB22.07 (US$3.08), compared with RMB23.24 in the same quarter of 2024.

Net cash generated from operating activities was RMB21,641.7 million (US$3,021.1 million), compared with RMB43,792.6 million in the same quarter of 2024, mainly due to the decrease in net income and the changes in working capitals.

Cash, cash equivalents and short-term investments were RMB387.1 billion (US$54.0 billion) as of June 30, 2025, compared with RMB331.6 billion as of December 31, 2024.

Other non-current assets were RMB85.0 billion (US$11.9 billion) as of June 30, 2025, compared with RMB83.4 billion as of December 31, 2024, which mainly included time deposits, held-to-maturity debt securities, and available-for-sale debt securities.

Conference Call

The Company’s management will hold an earnings conference call at 7:30 AM ET on August 25, 2025 (12:30 PM IST and 7:30 PM HKT on the same day).

The conference call will be webcast live at https://investor.pddholdings.com/investor-events. The webcast will be available for replay at the same website following the conclusion of the call.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP operating profit, non-GAAP net income attributable to ordinary shareholders, non-GAAP diluted earnings per ordinary share, and non-GAAP diluted earnings per ADS, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s non-GAAP financial measures exclude the impact of share-based compensation expenses and fair value change of certain investments.

The Company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses and fair value change of certain investments, which are non-cash charges. The Company also believes that the non-GAAP financial measures may provide further information about the Company’s results of operations, and enhance the overall understanding of the Company’s past performance and future prospects.

The Company’s non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. These non-GAAP financial measures do not reflect all items of income and expenses that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this press release.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in the e-commerce markets globally and in the countries or regions where the Company has operations; changes in its revenues and certain cost or expense items; the expected growth of e-commerce markets globally and in the countries or regions where the Company has operations; developments in the relevant governmental policies and regulations relating to the Company’s industry; and general economic and business conditions globally and in the countries or regions where the Company has operations; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About PDD Holdings

PDD Holdings is a multinational commerce group that owns and operates a portfolio of businesses. PDD Holdings aims to bring more businesses and people into the digital economy so that local communities and small businesses can benefit from the increased productivity and new opportunities.

For investor and media inquiries, please contact:

investor@pddholdings.com

media@pddholdings.com

PDD HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	As of
	December 31, 2024	June 30, 2025
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	57,768,053	63,222,442	8,825,513
Restricted cash	68,426,368	66,677,640	9,307,840
Receivables from online payment platforms	3,679,309	6,007,506	838,616
Short-term investments	273,791,856	323,908,642	45,215,903
Amounts due from related parties	7,569,180	8,685,737	1,212,482
Prepayments and other current assets	4,413,466	7,540,578	1,052,623
Total current assets	415,648,232	476,042,545	66,452,977

Non-current assets
Property, equipment and software, net	879,327	843,211	117,708
Intangible assets	19,170	17,301	2,415
Right-of-use assets	5,064,351	5,208,930	727,139
Deferred tax assets	15,998	73,303	10,233
Other non-current assets	83,407,238	84,971,006	11,861,495
Total non-current assets	89,386,084	91,113,751	12,718,990

Total Assets	505,034,316	567,156,296	79,171,967

PDD HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	As of
	December 31, 2024	June 30, 2025
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Amounts due to related parties	801,859	1,160,511	162,001
Customer advances and deferred revenues	2,947,041	3,601,464	502,745
Payable to merchants	91,655,947	95,521,629	13,334,305
Accrued expenses and other liabilities	69,141,831	76,838,168	10,726,197
Merchant deposits	16,460,600	17,137,378	2,392,286
Convertible bonds, current portion	5,309,597	5,287,585	738,118
Lease liabilities	2,105,978	2,415,762	337,227
Total current liabilities	188,422,853	201,962,497	28,192,879

Non-current liabilities
Lease liabilities	3,191,565	3,259,973	455,075
Deferred tax liabilities	106,774	70,170	9,795
Total non-current liabilities	3,298,339	3,330,143	464,870

Total Liabilities	191,721,192	205,292,640	28,657,749

Shareholders’ equity
Ordinary shares	180	181	25
Additional paid-in capital	117,829,308	121,958,952	17,024,813
Statutory reserves	237,680	237,680	33,179
Accumulated other comprehensive income	7,824,545	6,750,146	942,284
Retained earnings	187,421,411	232,916,697	32,513,917
Total Shareholders’ Equity	313,313,124	361,863,656	50,514,218

Total Liabilities and Shareholders’ Equity	505,034,316	567,156,296	79,171,967

PDD HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands of RMB and US$)

	For the three months ended June 30,			For the six months ended June 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	97,059,531	103,984,832	14,515,723	183,871,590	199,657,007	27,871,043
Costs of revenues	(33,698,098)	(45,858,933)	(6,401,660)	(66,392,784)	(86,806,033)	(12,117,655)

Sales and marketing expenses	(26,049,137)	(27,209,896)	(3,798,355)	(49,459,792)	(60,612,637)	(8,461,198)
General and administrative expenses	(1,838,550)	(1,531,825)	(213,835)	(3,661,995)	(3,190,768)	(445,414)
Research and development expenses	(2,909,210)	(3,591,279)	(501,323)	(5,818,830)	(7,169,107)	(1,000,769)
Total operating expenses	(30,796,897)	(32,333,000)	(4,513,513)	(58,940,617)	(70,972,512)	(9,907,381)

Operating profit	32,564,536	25,792,899	3,600,550	58,538,189	41,878,462	5,846,007

Interest and investment income, net	4,855,592	10,422,628	1,454,943	9,904,181	10,645,753	1,486,090
Foreign exchange gain/(loss), net	60,165	(799,350)	(111,585)	274,683	(1,041,490)	(145,386)
Other income, net	493,258	119,106	16,627	2,374,506	3,380,398	471,885

Profit before income tax and share of results of equity investees	37,973,551	35,535,283	4,960,535	71,091,559	54,863,123	7,658,596
Share of results of equity investees	(49,583)	37,097	5,179	(102,013)	(68,083)	(9,504)
Income tax expenses	(5,914,613)	(4,818,923)	(672,696)	(10,982,365)	(9,299,754)	(1,298,196)
Net income	32,009,355	30,753,457	4,293,018	60,007,181	45,495,286	6,350,896

PDD HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands of RMB and US$)

	For the three months ended June 30,			For the six months ended June 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income	32,009,355	30,753,457	4,293,018	60,007,181	45,495,286	6,350,896
Net income attributable to ordinary shareholders	32,009,355	30,753,457	4,293,018	60,007,181	45,495,286	6,350,896

Earnings per ordinary share:
-Basic	5.78	5.50	0.77	10.87	8.16	1.14
-Diluted	5.40	5.19	0.72	10.14	7.67	1.07

Earnings per ADS (4 ordinary shares equals 1 ADS):
-Basic	23.14	22.01	3.07	43.47	32.63	4.55
-Diluted	21.61	20.75	2.90	40.57	30.69	4.28

Weighted-average number of ordinary shares outstanding (in thousands):
-Basic	5,533,796	5,587,797	5,587,797	5,521,739	5,577,856	5,577,856
-Diluted	5,925,659	5,927,800	5,927,800	5,916,670	5,929,895	5,929,895

PDD HOLDINGS INC.

NOTES TO FINANCIAL INFORMATION

(Amounts in thousands of RMB and US$)

	For the three months ended June 30,			For the six months ended June 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
- Online marketing services and others	49,115,866	55,703,222	7,775,870	91,572,109	104,425,393	14,577,222
- Transaction services	47,943,665	48,281,610	6,739,853	92,299,481	95,231,614	13,293,821
Total	97,059,531	103,984,832	14,515,723	183,871,590	199,657,007	27,871,043

PDD HOLDINGS INC.

NOTES TO FINANCIAL INFORMATION

(Amounts in thousands of RMB and US$)

	For the three months ended June 30,			For the six months ended June 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Share-based compensation expenses included in:
Costs of revenues	37,706	64,617	9,020	55,220	121,311	16,934
Sales and marketing expenses	637,997	484,639	67,653	1,310,372	1,121,923	156,614
General and administrative expenses	1,244,961	865,292	120,791	2,496,729	1,789,235	249,768
Research and development expenses	502,098	540,346	75,429	1,138,983	1,096,558	153,074
Total	2,422,762	1,954,894	272,893	5,001,304	4,129,027	576,390

PDD HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended June 30,			For the six months ended June 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net cash generated from operating activities	43,792,640	21,641,656	3,021,059	64,859,819	37,158,599	5,187,140
Net cash used in investing activities	(42,622,100)	(27,021,892)	(3,772,111)	(70,912,221)	(33,405,868)	(4,663,280)
Net cash generated from financing activities	728	353	49	758	572	80
Effect of exchange rate changes on cash, cash equivalents and restricted cash	240,744	21,876	3,055	388,668	(47,642)	(6,649)

Increase/(decrease) in cash, cash equivalents and restricted cash	1,412,012	(5,358,007)	(747,948)	(5,662,976)	3,705,661	517,291
Cash, cash equivalents and restricted cash at beginning of period	114,704,917	135,258,089	18,881,301	121,779,905	126,194,421	17,616,062
Cash, cash equivalents and restricted cash at end of period	116,116,929	129,900,082	18,133,353	116,116,929	129,900,082	18,133,353

PDD HOLDINGS INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES

(Amounts in thousands of RMB and US$, except for per share data)

	For the three months ended June 30,			For the six months ended June 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating profit	32,564,536	25,792,899	3,600,550	58,538,189	41,878,462	5,846,007
Add: Share-based compensation expenses	2,422,762	1,954,894	272,893	5,001,304	4,129,027	576,390
Non-GAAP operating profit	34,987,298	27,747,793	3,873,443	63,539,493	46,007,489	6,422,397

Net income attributable to ordinary shareholders	32,009,355	30,753,457	4,293,018	60,007,181	45,495,286	6,350,896
Add: Share-based compensation expenses	2,422,762	1,954,894	272,893	5,001,304	4,129,027	576,390
Add: Loss from fair value change of certain investments	17	-	-	25,454	-	-
Non-GAAP net income attributable to ordinary shareholders	34,432,134	32,708,351	4,565,911	65,033,939	49,624,313	6,927,286

Non-GAAP diluted weighted-average number of ordinary shares outstanding (in thousands)	5,925,659	5,927,800	5,927,800	5,916,670	5,929,895	5,929,895

Diluted earnings per ordinary share	5.40	5.19	0.72	10.14	7.67	1.07
Add: Non-GAAP adjustments to earnings per ordinary share	0.41	0.33	0.05	0.85	0.70	0.10
Non-GAAP diluted earnings per ordinary share	5.81	5.52	0.77	10.99	8.37	1.17
Non-GAAP diluted earnings per ADS	23.24	22.07	3.08	43.97	33.47	4.68